EXHIBIT A

TO THE CUSTODY AGREEMENT BETWEEN VELA FUNDS

AND FIFTH THIRD BANK

August 6, 2020, as amended as of November 17, 2023

NAME OF FUND	DATE
VELA Small Cap Fund	August 6, 2020
VELA Large Cap Plus Fund	August 6, 2020
VELA International Fund	August 6, 2020
VELA Income Opportunities Fund	February 24, 2022
VELA Short Duration Fund	November 17, 2023

VELA FUNDS

By:

Its: President

FIFTH THIRD BANK, NATIONAL ASSOCIATION

By:

Its:

Dated: November 17, 2023